UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of August 2024
Commission File Number: 001-36158
Wix.com Ltd.
(Translation of registrant’s name into English)
5 Yunitsman St.,
Tel Aviv, Israel, 6936025
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
EXPLANATORY NOTE
An Annual General Meeting of Shareholders of Wix.com Ltd. (NASDAQ: WIX) (“Wix,” the “Company,” “we” or “our”), will be held on Monday, September 9, 2024 at 4:30 p.m. (Israel time), at our principal executive offices at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 (telephone number is +972-3-545-4900). In connection with the aforementioned Annual General Meeting of Shareholders, the Company hereby furnishes the following documents:

(i)
Notice and Proxy Statement with respect to the Company’s Annual General Meeting of the Shareholders describing proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting; and

(ii)	a Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person.
The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2024

WIX.COM LTD.
By:	/s/ Naama Kaenan
Name:	Naama Kaenan
Title:	General Counsel

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on September 9, 2024.
99.2	Proxy Card with respect to the Company’s Annual General Meeting of Shareholders to be held on September 9, 2024.